UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

REEF OIL & GAS INCOME AND DEVELOPMENT FUND III, L.P.
Full Name of Registrant

Former Name if Applicable

1901 N. Central Expressway, Suite 300
Address of Principal Executive Office (Street and Number)

Richardson, Texas 75080-3610
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reef Oil & Gas Income and Development Fund III, L.P. (the “Partnership”) could not file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016 (the “Report”) within the prescribed time period without unreasonable effort or expense due to unanticipated delays in assembling all information required to prepare, and be included, in the Report, including, without limitation, the Partnership’s condensed financial statements for the three months ended September 30, 2016.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Michael J. Mauceli	(972)	437-6792
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership expects to report a net loss of $103,957 and $257,843 for the three and nine month periods ended September 30, 2016, compared to a net loss of $1,927,024 and $4,406,651 for the three and nine month periods ended September 30, 2015. During the three and nine month periods ended September 30, 2015, the Partnership’s net loss was impacted by impairment of proved property totaling $1,735,074 and $5,204,490, which was recognized primarily due to lower 2015 commodity prices which reduced proved recoverable reserves. The Partnership did not recognize any impairment of proved properties during the three month period ended September 30, 2016 and $140,003 in the nine month period ended September 30, 2016.

Partnership revenues totaled $468 and $169,501 for the three and nine month periods ended September 30, 2016 compared to $272,980 and $1,336,922 for the three and nine month periods ended September 30, 2015. Third quarter 2016 revenues were impacted by corrections to prior month revenue accruals. Sales volumes and sales revenues are also declining as a result of the divestiture of Partnership properties during 2016.

Lease operating expenses decreased from $175,741 and $1,122,520 for the three and nine month periods ended September 30, 2015 to $66,650 and $265,214 (adjusted to remove a the $140,000 credit for ad valorem taxes recorded during the second quarter of 2016) for the three and nine month periods ended September 30, 2016 as a result of the divestiture of Partnership properties during 2016. General and administrative costs also decreased from $140,174 and $454,863 for the three and nine month periods ended September 30, 2015 to $47,084 and $190,454 for the three and nine month periods ended September 30, 2016.

This Report contains forward-looking statements. All statements that address operating performance, events or developments that the Partnership expects or anticipates will occur in the future are forward-looking statements. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the Partnership’s management. The Partnership’s management believes that these forward-looking statements are reasonable as and when made. However, you should not place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. The Partnership does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results, events and developments to differ materially from the registrant’s historical experience and its present expectations or projections. These risks and uncertainties include, but are not limited to, those described in “Item 1A. Risk Factors” and elsewhere in the Partnership’s Annual Report on Form 10-K, those described from time to time in other reports which we file with the U.S. Securities and Exchange Commission, and other risks and uncertainties including, without limitation, that the Partnership’s actual net loss, revenue, and/or expenses for the three months ended September 30, 2016 are different from the estimates provided herein.

Reef Oil & Gas Income and Development Fund III, L.P.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2016	By	Reef Oil & Gas Partners, L.P.
Managing General Partner

		By:	Reef Oil & Gas Partners, GP, LLC,
its general partner

		By:	/s/ Michael J. Mauceli
Michael J. Mauceli
Manager and Member

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).